One Lowenstein Drive Roseland, New Jersey 07068 T: (973) 597-2476 F: (973) 597-2477 E: sskolnick@lowenstein.com

April 20, 2023

Via Edgar

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, DC 20549

Attn:      Aamira Chaudhry

Doug Jones

Re:	Loop Media, Inc.

Form 10-K for Fiscal Year Ended September 30, 2022

File No. 001-41508

Ladies and Gentlemen:

This letter sets forth the response of Loop Media, Inc. (the “Company”) to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter, dated April 11, 2023 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10-K for the year ended September 30, 2022, as filed with the SEC on December 20, 2022 (the “Annual Report”).

For your convenience, the Staff’s comment is reprinted in bold below, followed by the Company’s response thereto.

The Company has authorized us to respond to the Comment Letter as follows:

Form 10-K for the Fiscal Year Ended September 30, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations. Consolidated Results of Operations, page 57

1.	You state your fiscal 2022 revenues increased $25,763,647 from the prior year and you cite the increase was primarily due to three factors. Although the listing of the factors may be in order of their impact, please quantify cited factors so investors may understand the magnitude of each. Refer to section 501.04 of our Codification of Financial Reporting Policies for guidance.

Response:

The Company acknowledges the Staff’s comment and respectfully submits that it is unable to quantify all three factors as it relates to increased revenue, as certain of the factors do not allow for specific revenue being directly attributable to such factors. For example, the increase in the number of Loop Players the Company has in the marketplace allows the Company to have greater distribution and more advertising impressions against which to fill with advertisements. The increased scale of the Company’s distribution gives it a greater ability to attract advertisers in the market; however, the Company is unable to allocate any particular increased dollar of advertising revenue to the addition of a single Loop Player. Equally, the Company is unable to equate specific revenue to its increased access to programmatic ad demand partners (each, a “Demand Partner”). If the Company were working with one demand supply platform or Demand Partner, its revenue would be lower than if the Company were working with ten Demand Partners, as there is a greater pool of Demand Partners from which advertising money is available. Finally, the Company does not break down revenue between its third-party partner platform (“Partner Platform”) business and its owned and operated platform (“O&O Platform”) business, as those two businesses are not treated as business segments under U.S. generally accepted accounting principles. The Company also believes that providing this breakdown could put the Company at a competitive disadvantage with other industry players and its potential Partner Platform partners because doing so could provide potential future Partner Platform partners with some ability to determine key aspects of the Company's commercial arrangements with existing partners, putting the Company at a competitive disadvantage in negotiating with such future potential partners.

Securities and Exchange Commission	April 20, 2023
Division of Corporation Finance

Liquidity and Capital Resources… Cash Flows ...

Net Cash Flow from [Used in] Operating Activities, page 61

2.	We note you have a history of reporting negative operating cash flows, including for the interim period ended December 31, 2022. Please disclose in your periodic reports the operational reasons for this condition when it exists and explain how you intend to meet your cash requirements and maintain operations. Also address whether this is a known trend and provide related disclosures. Refer to Item 303 of Regulation S-K and Release Nos. 33-6835 and 33-8350 for guidance.

Response:

The Company acknowledges the Staff’s comment and respectfully submits that the Company believes the MD&A in the Annual Report discloses in compliance with Item 303 of Regulation S-K the operational reasons and trends related to the Company’s negative operating cash flows and how the Company intends to meet its cash requirements and maintain operations. In particular, under “Consolidated Results of Operations” the Company discusses the items impacting its net loss, and under “Net Cash Flows from Operating Activities” the Company discusses the aspects of its cash flows from operations which breaks out the amounts related to each component. In addition, under “Future Capital Requirements” the Company sets forth how in the past and how in the future it intends to meet its cash requirements, including through the use of its existing cash on hand, its lines of credit and loan facilities and through future capital raises. The Company has generated a loss over the last few years, which has been disclosed in the Company’s MD&A and Risk Factors in the Annual Report. The Company does disclose a seasonality trend in the Annual Report under “Seasonality” in the MD&A. In addition, the Company advises the Staff that when the Company has identified particular trends in the past, it has disclosed the impact of such trend(s) in compliance with Regulation S-K Item 303. For example, in the discussion of the Company’s operating results and cash flows contained in the Company’s Quarterly Report on Form 10-Q for the three months ended December 31, 2022, the Company did under its revenue discussion in its Consolidated Results of Operations discuss a specific trend that had impacted its operating results and was expected to impact future operating results.

Notwithstanding the foregoing, in future filings, the Company will continue to disclose material trends that affect it operating results. In addition, with respect to the Company’s disclosure related to additional capital raises, the Company intends to add disclosure regarding the Company’s shelf registration statement on Form S-3.

Securities and Exchange Commission	April 20, 2023
Division of Corporation Finance

Index to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies Revenue Recognition, page F-13

3.	We note you distribute your content and advertising primarily through your owned and operated ("O&O") platform and through screens on digital platforms owned and operated by third parties referred to as Partner Platforms. Please explain to us and disclose in further detail how you earn and recognize revenue and cost of revenue under each arrangement. In particular, we note your cost of revenue for advertising sales on your partner platforms business is higher than your cost of revenue for advertising sales on your O&O platform due to your significant revenue share with partner platform clients. Explain to us and disclose the material terms and conditions of the revenue share arrangements and the reason for the significant revenue share. Explain to us and disclose why the amount of the revenue share is not netted against the revenue you recognize and the basis for your accounting. Additionally, you state you are able to share typical transaction costs associated with related programmatic advertising sales and server costs with such clients. Explain to us and disclose what this means and your accounting for this, especially how the amount to share is determined.

Response:

The Company acknowledges the Staff’s comment and respectfully submits that it believes the disclosure of its revenue recognition policy and cost of revenue policy in Footnote #2 complies with the requirements of ASC 606, Revenue from Contracts with Customers. Substantially all the Company’s revenue is advertising revenue generated through its Demand Partners. Content and advertising spots that are distributed through the Company’s O&O Platform use the Company’s Loop Players, while Platform Partners provide access to their network of customers and content is distributed using screens owned by the Platform Partners which results in a higher cost of delivery.

In particular, the Company, with the assistance of an independent third-party consultant, evaluated and had considered whether each of the Company’s revenue share arrangements met the criteria for treatment as principal or agent, which in turn determines whether revenue is shown as gross versus net for those transactions.

Securities and Exchange Commission	April 20, 2023
Division of Corporation Finance

The key driver behind classification of the Company’s role as principal or agent in each revenue share arrangement is which party has control of the specified goods or services before they are transferred to the end customer. The accounting literature specifies that control is determined by the following criteria:

(1)	Who is primarily responsible for fulling the promises to provide the specified goods or services?

(2)	Who has inventory risk? and

(3)	Who has discretion in establishing the prices?

The Company’s role as principal or agent differs based on its performance obligation for each revenue share arrangement. Summarized below is further detail around the two revenue share arrangements used in both the O&O Platform and the Partner Platform that support our determination of the Company’s role as principal or agent.

Company as Agent. The Company provides advertising inventory to advertisers on both its O&O Platform and its Partner Platform through its Demand Partners, whose fees or commissions are calculated based on a stated percentage of gross advertising spending. The Demand Partners actively find the advertisers and fulfill the advertisements on the Company’s behalf, via sale of inventory (advertisement spots) purchased from the Company. The Demand Partners carry all responsibility for fulfillment of advertising contracts and carry all risk of loss associated with any unsold advertisement spots. Additionally, the Demand Partners set the prices, collect payment, and remit payment to the Company net of agency fees.

Because the Demand Partners control all aspects of the transaction (pricing risk, inventory risk, obligation for fulfillment) except for the devices used to show the advertisements, the Company is the agent under these advertising contracts and therefore reports this advertising revenue net of agency fees and commissions pursuant to ASC 606-10-55-36 through 55-39. As such, the Company recognizes revenue from Demand Partners on both its O&O Platform and its Partner Platform on a net basis after deducting the Demand Partner fees.

Securities and Exchange Commission	April 20, 2023
Division of Corporation Finance

Company as Principal. The Company distributes licensed or internally-developed content and advertising spots on both its O&O Platform and its Partner Platform either directly using its own devices on the O&O Platform or indirectly using network screens owned by third-party partners on the Partner Platform. The Company is responsible for creating the content and infrastructure required to develop advertisement inventory available for purchase. In the Company’s arrangements with content providers on the O&O Platform and with third-party partners on the Partner Platform, the Company controls the advertising space, is responsible for fulfilling advertising inventory, has discretion in pricing and advertising fill rates and typically has inventory risk.

For this reason, the Company is the principal under these advertising contracts and therefore reports this advertising revenue (net of agency fees) on a gross basis pursuant to ASC 606-10-55-36 through 55-39.

O&O Platform. The Company earns digital out-of-home advertising revenue through its O&O Platform from Demand Partners, who place the advertisements with end-user customers. The Company is responsible for creating the content and infrastructure required to develop advertisement inventory available for purchase, as well as for providing the devices used to display the content and advertisements. Revenue from advertising contracts is recorded on a gross basis, after first deducting the Demand Partner fees.

Cost of revenue for the O&O Platform represents the amortized cost of ongoing licensing and hosting fees, which is recognized over time based on usage patterns.

Partner Platform. The Company earns digital out-of-home advertising revenue through the Partner Platform from Demand Partners, who place the advertisements with end-user customers. The Company creates the content and infrastructure required to create advertisement inventory available for purchase, while the Platform Partners provide access to a network of customers and screens to which the created content can be delivered. Revenue from advertising contracts is recorded on a gross basis, after first deducting the Demand Partner fees.

Cost of revenue for the Partner Platform represents hosting fees, amortized costs of internally-developed content, and the revenue share with third-party partners (after deduction of allocated infrastructure costs). The revenue share is higher with partners within the Partner Platform versus those within the O&O Platform because the Company leverages its Partner Platform partners’ network of customers and their screens to deliver content and advertising spots, rather than using its own Loop Players.

Notwithstanding the foregoing, in future filings, the Company will continue to provide disclosure of its accounting policies for revenue recognition and cost of revenue and will expand this disclosure as necessary to reflect any new changes to revenue share arrangements and the related gross versus net treatment.

Securities and Exchange Commission	April 20, 2023
Division of Corporation Finance

Any questions regarding the contents of this letter should be addressed to the undersigned at (973) 597-2476.

Very truly yours,

/s/ Steven M. Skolnick
Steven M. Skolnick

cc:	Neil Watanabe, CFO Loop Media, Inc.